Mail Stop 3561

March 17, 2009

Geoffrey A. Eisenberg
Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076-4100

> **Re:** **West Marine, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed April 4, 2008**
> **File No. 0-22512**

Dear Mr. Eisenberg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director